FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

CENTRAL COSTANERA S.A.’S ANNOUNCEMENT

(Santiago, Chile, May 3, 2005) – Endesa Chile (NYSE: EOC), announced today that our subsidiary Central Costanera S.A. informed today to the Buenos Aires Stock exchange the following Announcement regarding the relevant fact informed on April 27, 2005.

Buenos Aires, May 3, 2005

Buenos Aires Stock Exchange
Attention.: Cdor. Roberto Chiaramoni

Ref.: CD 173336 Note

To the attention of:

         I hereby address the Buenos Aires Stock Exchange, as Responsible of Market Relations for Central Costanera S.A. (“CCSA”), legally domiciled at Av. España 3301, Buenos Aires, with the intention of replying to the reference note, in which we are requested to broaden on the information presented on the April 27th letter.

         Consequentially we inform that:

         (a)    As long as the effects of the invoked partial “force majeure” persist, the company would stop perceiving revenues from fixed charges corresponding to energy and power capacity that are currently affected by the announcement of partial “force majeure”. During the month of April 2005, this amount of unperceived revenues accounted for a total sum of approximately US$ 2,500,000.

         (b)    The invocation of partial “force majeure” has no effect against CEMSA and CIEN’s respective credits.

         (c)    Due to gas restrictions that took place during April 2005, and given that the turbo vapor units that cover the export contracts have no steady gas supply, the energy and power was generated using fuel-oil, which reached historically high prices during the previous month as a result of the current international oil market conditions. This situation has caused a significant gap between the contract’s prices of energy and the generation costs, which will affect our results adversely. We expect a negative effect of approximately US$ 8,600,000 on our gross profits for the month of April 2005.

         (d)    Having partial “force majeure” grounds been invoked in conformity with contractual previsions, there would be no penalty for not complying with energy and power supply as long as the given “force majeure” is accepted by the counterpart, or, in case of a legal dispute, would be officially declared so by a competent court of law.

         It is important to point out that the reconciliation of contractual prices will lead to negotiations between the counterparts with the intention of mitigating the economic effects previously mentioned.

         Sincerely,

Sergio Alejandro Louzau
Responsible of Market Relations
Central Costanera S.A.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: May 3, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager